Kidde

04046784

RECEIVED
SEC MAIL PROCESSING SECTION
DEC - 2 2004
WASH, D.C. 213

SUPPL

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

26 November 2004

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public to 26 November 2004.

Yours faithfully

E. Palmer

Elaine Palmer
Company Secretarial Assistant
Kidde plc

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

22 October 2004

Kidde plc

Response to announcement by UTC

The Board of Kidde notes the announcement by United Technologies Corporation ("UTC").

The Board of Kidde confirms that it received an unsolicited conditional oral proposal from UTC to acquire Kidde at a price of up to 160p per Kidde share in cash. Following discussion by the Board of Kidde together with its financial advisers, Citigroup, Kidde informed UTC that this proposal materially undervalued Kidde and its prospects, and hence the Board of Kidde could not recommend a proposal at this level to its shareholders, were it to be made.

The Board of Kidde made it clear that it would be prepared to share information on Kidde's business and prospects with UTC in order to enable UTC to increase its proposal, subject to UTC entering into an appropriate confidentiality and standstill agreement. UTC declined this opportunity, and instead unilaterally contacted certain major shareholders in Kidde. The Chairman of Kidde subsequently spoke in an open and constructive dialogue with each of those shareholders who contacted him; nothing in these conversations has caused the Board of Kidde to reconsider its position.

Norman Askew, the Chairman of Kidde, said today:

"Kidde is a company that has delivered consistently since its listing in November 2000. The Board is confident in its ability to continue to deliver attractive returns to shareholders in the future. For any offer for Kidde to be recommended by the Board, it will need fully to reflect Kidde's current strengths and its prospects."

ENQUIRIES

Kidde plc 01753 766 253
Norman Askew
Michael Harper

Citigroup (Financial Adviser to Kidde) 020 7986 4000
Philip Robert-Tissot

CSFB (Corporate Broker to Kidde) 020 7888
8888
Richard Crawley

Hoare Govett (Corporate Broker to Kidde) 020 7678
8000
Chris Zeal

Finsbury 020 7251
3801
Ed Orlebar

Citigroup Global Markets Limited is acting exclusively for Kidde plc and no one else in connection with the proposal referred to in this announcement and will not be responsible to

anyone other than Kidde plc for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the proposal referred to in this announcement.

Credit Suisse First Boston (Europe) Limited ("CSFB") is acting exclusively for Kidde plc and no one else in connection with the proposal referred to in this announcement and will not be responsible to anyone other than Kidde plc for providing the protections afforded to clients of CSFB or for providing advice in relation to the proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Hoare Govett Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Kidde plc and no one else in connection with the proposal referred to in this announcement and will not be responsible to anyone other than Kidde plc for providing the protections afforded to customers of Hoare Govett Limited or for providing advice in relation to the proposal referred to in this announcement.

The directors of Kidde plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Kidde plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK	3,055,665
CHASE NOMINEES LTD	84,523,427
CITIBANK NA	1,969,240
MELLON BANK NA	6,409,782
NORTHERN TRUST COMPANY	4,186,542
ROYAL TRUST CORPORATION OF CANADA	4,606,164
STATE STREET BANK & TRUST COMPANY	12,436,508

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

26 October 2004

12) Total holding following this notification

117,187,328

13) Total percentage holding of issued class following this notification

13.8978%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan

Date of notification 26 October 2004

Kidde

Press Release

22 October 2004

Kidde plc

Response to announcement by UTC

The Board of Kidde notes the announcement by United Technologies Corporation ("UTC").

The Board of Kidde confirms that it received an unsolicited conditional oral proposal from UTC to acquire Kidde at a price of up to 160p per Kidde share in cash. Following discussion by the Board of Kidde together with its financial advisers, Citigroup, Kidde informed UTC that this proposal materially undervalued Kidde and its prospects, and hence the Board of Kidde could not recommend a proposal at this level to its shareholders, were it to be made.

The Board of Kidde made it clear that it would be prepared to share information on Kidde's business and prospects with UTC in order to enable UTC to increase its proposal, subject to UTC entering into an appropriate confidentiality and standstill agreement. UTC declined this opportunity, and instead unilaterally contacted certain major shareholders in Kidde. The Chairman of Kidde subsequently spoke in an open and constructive dialogue with each of those shareholders who contacted him; nothing in these conversations has caused the Board of Kidde to reconsider its position.

Norman Askew, the Chairman of Kidde, said today:

"Kidde is a company that has delivered consistently since its listing in November 2000. The Board is confident in its ability to continue to deliver attractive returns to shareholders in the future. For any offer for Kidde to be recommended by the Board, it will need fully to reflect Kidde's current strengths and its prospects."

ENQUIRIES

Kidde plc 01753 766 253
Norman Askew
Michael Harper

Citigroup (Financial Adviser to Kidde) 020 7986 4000
Philip Robert-Tissot

CSFB (Corporate Broker to Kidde) 020 7888 8888
Richard Crawley

Hoare Govett (Corporate Broker to Kidde) 020 7678 8000
Chris Zeal

Finsbury 020 7251 3801
Ed Orlebar

Citigroup Global Markets Limited is acting exclusively for Kidde plc and no one else in connection with the proposal referred to in this announcement and will not be responsible to anyone other than Kidde plc for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the proposal referred to in this announcement.

Credit Suisse First Boston (Europe) Limited ("CSFB") is acting exclusively for Kidde plc and no one else in connection with the proposal referred to in this announcement and will not be responsible to anyone other than Kidde plc for providing the protections afforded to clients of CSFB or for providing advice in relation to the proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Hoare Govett Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Kidde plc and no one else in connection with the proposal referred to in this announcement and will not be responsible to anyone other than Kidde plc for providing the protections afforded to customers of Hoare Govett Limited or for providing advice in relation to the proposal referred to in this announcement.

The directors of Kidde plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Kidde plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK	3,055,665
CHASE NOMINEES LTD	84,523,427
CITIBANK NA	1,969,240
MELLON BANK NA	6,409,782
NORTHERN TRUST COMPANY	4,186,542
ROYAL TRUST CORPORATION OF CANADA	4,606,164
STATE STREET BANK & TRUST COMPANY	12,436,508

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

26 October 2004

12) Total holding following this notification

13) Total percentage holding of issued class following this notification

13.8978%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan

Date of notification 26 October 2004

Kidde plc
Response to share price movement

In response to today's movement in its share price, the Board of Kidde announces that it recently received a preliminary approach from a third party in relation to a potential offer for the entire issued share capital of Kidde.

However, the Board of Kidde has rejected the proposal made and no further proposal has been received.

In accordance with Rule 2.10 of the City Code of Takeovers and Mergers, Kidde confirms that it currently has 843,206,408 ordinary shares of 10 pence in issue under the ISIN code GB0000154020.

Enquiries:

Kidde plc +44 (0)1753 689 848
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Kidde PLC
12 November 2004

12 November 2004

Kidde plc

Shares in issue

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers, Kidde announces that the number of ordinary shares in issue has increased and that it, as at the close of business on 11 November 2004, has 843,256,408 ordinary shares of 10 pence in issue under the ISIN code GB0000154020.

Paul Williamson
Assistant Company Secretary
01753 766 243

Kidde PLC
16 November 2004

16 November 2004

Kidde plc

Shares in issue

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers, Kidde announces that the number of ordinary shares in issue has increased and that it, as at the close of business on 15 November 2004, has 843,310,328 ordinary shares of 10 pence in issue under the ISIN code GB0000154020.

Paul Williamson
Assistant Company Secretary
01753 766 243

Kidde

Press Release

18 November 2004

Kidde plc
Trading Update

Kidde plc, the global fire and safety group, reports an update on trading to 31 October 2004, in connection with an analysts' visit to its facilities in Wadersloh, Germany, taking place today. The presentation material used will be available on the Group's website, www.kidde.com, at the conclusion of the visit.

Summary
At the half year the Group reported that market conditions were favourable to continued organic growth and trading to date has been in line with this expectation. Aerospace customers are signalling growth in production rates and the military business remains firm. The growth achieved in Residential & Commercial in the first half created a platform for good year-on-year progress and the Industrial Fire Protection business is benefiting from stronger markets in the USA, augmented by good performances from recent acquisitions.

Investments in good quality acquisitions have continued and their integration is on track. Further progress on tax management will result in a reduction for 2004 of at least two points from the 25% effective rate announced in September.

Divisional Trading Comments
Large aerospace OEMs have been increasing their forecasts of build rates as they respond to growing demand. The difficulties being experienced by a few North American operators have adversely affected regional jet programmes and their outlook is for lower growth than in recent years. However, the aftermarket is progressing well as operators experience improving passenger traffic and fleet utilisation rates.

The North American aerospace business has now been consolidated onto a single site in North Carolina and the anticipated annual benefits of £1m will accrue from 2005.

Military sales have remained steady and good progress has been made in securing a follow-on contract for dry support bridges from the US DoD.

The Specialist Equipment businesses are making good progress compared to 2003, and are targeting growth opportunities in Asia, where power generation projects are a highlight, particularly in China. The heating sector served by Fireye is showing growth over 2003.

The excellent growth in first half sales achieved by the Residential & Commercial Division is expected to lead to good volume growth for the year as a whole, and the Division is in the middle of its peak selling season. New regulations have fuelled some of the growth, with carbon monoxide alarms in New York City (that became mandatory on 1 November) contributing $11.5m of incremental orders by the end of October and further business expected to result as compliance is enforced. Increased market shares with key retailers have been maintained and Kidde's

consumer awareness campaigns are increasing demand in the regions of the US where these are being run. These marketing efforts are also benefiting the commercial side of the business, which has shown a considerable improvement in performance this year.

The investment in expanding production capacity has progressed well and the new operation in Mexico will begin production in the first quarter of 2005. The transfer to the new ERP infrastructure will enable the Division to meet rising demand for product cost-effectively.

The Industrial Fire Protection Division is experiencing more favourable markets and this is particularly the case in North and South America. Steady business in Europe has been supplemented by recent acquisitions and both Gloria and Kerr Fire Fighting Chemicals are making good contributions. This has been somewhat offset by weaker conditions in UK and Italy, and slower fire truck sales in France. Kidde Fire Trainers (formerly IFTE) has also had a slower than expected year, although recent contracts have improved the outlook for this business.

In the markets served, petrochemical remains a growing area of activity and the expanded emphasis on homeland security in the USA has led to increased funding for the fire services. A new opportunity is the investment many cities are making in the provisioning of emergency water supplies and this has led to significant contracts for large diameter flexible hose in states such as New Jersey, with others expected to follow.

Changing regulations in Brazil requiring all cars to be fitted with higher quality fire extinguishers from January 2005, are providing an excellent opportunity for Kidde and sales are now reflecting this change. Good progress is also being made in incorporating gauges from the FM acquisition in many Group fire extinguishers and cost savings are starting to show as a result.

Corporate
Previously announced sales of non-core investments are now complete and the payment from the sale of Professional Paint yielded $17m.

The tax audit settlement in the USA was completed with a cash refund $2m more than previously forecast, at $25m. The Group's active management of tax is expected to result in an effective tax rate for the year to December 2004 of at least two points lower than the 25% announced in September.

Acquisitions continued in the second half with the completion of TTS in South Africa. Other acquisitions are being actively pursued.

The roll-out of the new Global ERP system is building on the firm foundations laid in Europe and in the Residential & Commercial Division. The focus has now turned to taking the system into the Industrial Fire Protection businesses in North America from early 2005; this will include enhanced capability and will deliver important cost savings once implemented.

Commenting on trading so far in 2004, Chief Executive Michael Harper said:
"Progress made during the first half in achieving organic growth throughout the Group is continuing and market conditions have remained favourable. Our efforts on cost management are bearing fruit. I am optimistic for further progress by the Group in the full year."

Enquiries

Kidde plc +44 (1753) 689 848
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group +44 (20) 7251 3801
Edward Orlebar
Robin Walker

A copy of this announcement is available at www.kidde.com

Notes to Editors

Kidde plc

Kidde is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection, Aerospace & Specialist Equipment and Residential and Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.

Kidde

Press Release

11 November 2004

Appointment of Chief Executive Designate

Kidde is pleased to announce the appointment of Doug Vaday as Chief Executive Designate and a director of Kidde plc with effect from 1st January 2005.

It is intended that Doug Vaday, who joined Kidde in 1997 and currently heads the Industrial Fire Protection Division, will become Chief Executive of Kidde during the first quarter of 2005.

This will enable an appropriate handover period with Michael Harper who, as previously announced, intends to retire early in 2005.

Welcoming his appointment, Chairman Norman Askew said, "After an extensive review of internal and external candidates, the Board has concluded that Doug is clearly the right person, in terms of capabilities and experience, to lead the Company and to build upon the excellent platform for continued growth which he inherits from Michael".

Background

Doug Vaday, 54, has wide experience at a senior operating level within the Group. He joined Kidde in 1997 to head up the Aerospace Division and following the demerger of Kidde in November 2000 took charge of the newly created Aerospace Specialist & Emerging Markets Division. In July 2003 he was appointed to head the Industrial Fire Protection Division and to initiate a programme of accelerated growth and margin improvement following the reorganisation of Kidde's activities in this area from a regional to a global structure. Prior to joining Kidde he accumulated over 20 years of experience in North American industry (ITT Industries and Barnes Aerospace), with a particular emphasis on manufacturing technologies, regulation and customer service. He is married and lives in the UK.

Doug Vaday has no details to disclose pursuant to paragraphs 16.4(a) and 6.F.2 (b) to (g) of the Listing Rules.

Enquiries:

Kidde plc **+44 (0)1753 689848**
Norman Askew, Chairman
Michael Harper, Chief Executive

Finsbury Group **+44 (0)20 7251 3801**
Edward Orlebar
Robin Walker

Notes to Editors

Kidde plc

Kidde is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection, Aerospace & Specialist Equipment and Residential and Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.

For further information, please visit www.kidde.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

None disclosed

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

1 November 2004

12) Total holding following this notification

27,130,682

13) Total percentage holding of issued class following this notification

3.22%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary,

Date of notification 2 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

None disclosed

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

19 November 2004

12) Total holding following this notification

34,473,525

13) Total percentage holding of issued class following this notification

4.09%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary,

Date of notification 19 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper (JMH)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclayshare Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP purchase - Single Company

7) Number of shares/amount of stock acquired

34

8) Percentage of issued class

less than 0.5% of the company's issued share capital

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10P each

12) Price per share

164.97

13) Date of transaction

3 November 2004 Settlement date 8 November 2004

14) Date company informed

5 November 2004
15) Total holding following this notification

648,984.00

16) Total percentage holding of issued class following this notification

0.077%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Paul Williamson 01753 766243

25) Name and signature of authorised company official responsible for making this notification

Paul Williamson
Assistnat Company Secretary

Date of Notification 5 November 2004

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure.........**5/11/04**..........

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......**3/11/04**.................................

Dealing in ....**Kidde plc**..(name of company)

(1) Class of securities (eg ordinary shares) ...**Ordinary shares of 10 pence each**

(2) Amount bought	Amount sold	Price per unit
34 shares	-	**164.97 pence per share**

(3) Resultant total of the same class owned or controlled (and percentage of class) ......**648,984 shares representing 0.077% of the issued ordinary shares of Kidde plc.**

(4) Party making disclosure ....**Kidde plc**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ......**Judith Harper**
OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)
(a) **associate of** (i) offeror (Note 3) YES/**NO**
(ii) offeree company **YES**/NO

Specify which category or categories of associate (1-8 overleaf)

.....................**(3)**..........................

If category (8), explain ....**N/A**...

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES/**NO**

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory)......**Paul Williamson, Assistant Company Secretary**

Telephone and extension number... **01753 766243**

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8) Other.

Notes

* *References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# *The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK	2,823,165
CHASE NOMINEES LTD	75,126,570
CITIBANK NA	687,740
MELLON BANK NA	5,483,782
NORTHERN TRUST COMPANY	3,429,542
ROYAL TRUST CORPORATION OF CANADA	3,698,664
STATE STREET BANK & TRUST COMPANY	8,305,508
	99,554,971

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

1 November 2004

12) Total holding following this notification

99,554,971

13) Total percentage holding of issued class following this notification

11.8067%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan

Date of notification 2 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK	1,759,261
CHASE NOMINEES LTD	72,580,451
CITIBANK NA	448,440
MELLON BANK NA	3,849,231
NORTHERN TRUST COMPANY	2,836,142
ROYAL TRUST CORPORATION OF CANADA	3,364,164
STATE STREET BANK & TRUST COMPANY	7,461,484
	92,299,173

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

18 November 2004

12) Total holding following this notification

92,299,173

13) Total percentage holding of issued class following this notification

10.9449%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan

Date of notification 18 November 2004

Kidde

Press Release

24th November 2004

Acquisition of Harden SA

Kidde plc, the global fire and safety group, today announces the acquisition of Harden SA, a provider of portable fire extinguishers and fire protection equipment and services in France.

The total consideration is £7.0m on a debt free and cash free basis.

Harden, headquartered in Paris, manufactures fire extinguishers in Chartres and operates a branch network in Paris, Bordeaux and Angers, providing a broad range of fire protection products and services to commercial and industrial customers. Sales in the year ended 31 December 2003 were £7.8m and operating profit was £0.4m. The net assets at that date were £2.3m. Approximately 30% of income is service related and the company employs 143 people.

The acquisition of Harden provides Kidde with wider access to the French market through which to sell its range of industrial and commercial fire safety products and services. Harden will be integrated into Kidde's Industrial Fire Protection Division.

Commenting on the acquisition, Michael Harper, Kidde's Chief Executive, said:

"I am pleased to be announcing another attractive infill acquisition for Kidde. We are continuing to build a strong European services business and we have identified France as one of the key areas where we need to expand. The acquisition of Harden provides a platform for further development of our Industrial Fire Protection business in this part of Europe."

Enquiries:

Kidde plc **+44 (0)1753 689848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 (0)20 7251 3801**
Edward Orlebar
Robin Walker

Kidde

Press Release

Notes to Editors

Kidde plc

Kidde is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection, Aerospace & Specialist Equipment and Residential and Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.